1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date October 11, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT

THE TWENTY-FIFTH MEETING OF THE SIXTH SESSION OF

THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the twenty-fifth meeting of the sixth session of the board (the “Board”) of directors of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was dispatched on 8 October 2016 by way of written notices or e-mails. The meeting was held by way of voting by correspondence on 11 October 2016 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, regulations and rules such as the Company Law of the PRC as well as the articles of association of the Company. The consideration and approval of resolutions at the meeting of the Board is as follows:

1.	To approve the “Proposal in relation to the joint establishment of Yancoal Blue Sky Clean Energy Co. Ltd.”

(For: 8; Against: 0; Abstain: 0)

(1) To approve that Yanzhou Coal, Yankuang Technology Co. Ltd, Shandong Rongyu Jingu Enterprise Investment Co. Ltd., and Mr. Bai Dingrong, a natural person, jointly establish Yancoal Blue Sky Clean Energy Co. Ltd., to which Yanzhou Coal will contribute RMB25,500,000 with its own fund, representing 51% of its equity interest;

(2) To approve that Yancoal Blue Sky Clean Energy Co. Ltd. enters into a know-how licensing agreement with Yankuang Technology Co. Ltd. upon establishment;

(3) To authorize any Director to confirm and execute the Joint Venture Agreement and the articles of association in respect of the establishment of Yancoal Blue Sky Clean Energy Co. Ltd. on behalf of Yanzhou Coal, and to make necessary amendments to the Joint Venture Agreement, the articles of association and the know-how licensing agreement based on actual situations.

As this resolution involves connected transactions, three related Directors abstained from voting while the remaining eight non-related Directors unanimously approved the resolution.

The independent Directors gave their prior consents in relation to the proposal of this resolution to be considered at the Board meeting and expressed independent opinions on this matter.

For details, please refer to the announcement of Yanzhou Coal in relation to the connected transaction dated 11 October 2016, which was published on the websites of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Company.

2.	To approve the “Proposal in relation to the election of an independent director of the Company” and to propose the same at the general meeting of the Company for consideration and approval

(For: 11; Against: 0; Abstain: 0)

To nominate Mr. Kong Xiangguo (“Mr. Kong”) as the candidate for an independent Director of the sixth session of the Board, with the term of service commencing from the date of the general meeting to be held for approving the appointment of Mr. Kong as an independent Director till the expiry of the tenure of the sixth session of the Board.

Independent Directors gave their opinions and consents in this regard.

Due to personal health issue, Mr. Wang Lijie applied to resign from the position of an independent Director and his respective positions at the special committees of the Board. Mr. Wang Lijie will continue to perform his duties according to the laws, regulations and the articles of association of the Company prior to the election and appointment of a new Director at a general meeting of the Company.

For details, please refer to the announcement of Yanzhou Coal in relation to resignation of independent director dated 15 August 2016 and the announcement of Yanzhou Coal in relation to proposed appointment of independent director dated 11 October 2016, which were posted on the websites of the Hong Kong Stock Exchange and the Company.

By order of the Board
Yanzhou Coal Mining Company Limited
Chairman of the Board
Li Xiyong

Zoucheng City, Shandong Province, the PRC

11 October 2016

As at the date of this announcement, the Directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

2